UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

AMENDMENT No. 9
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENERSIS S.A.
(Name of Issuer) Shares of Common Stock, No Par Value American Depositary Shares, Each Representing 50 Shares of Common Stock (the “ADSs”)
(Title of Class of Securities) 29274F104
(CUSIP Number) Endesa, S.A. Ribera del Loira, 60 28042 Madrid, Spain Attn: Rafael Fauquié Bernal Tel: +34 91 2139414 Fax: +34 91 2139148
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 23, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 29274F104		Page 2 of 4 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Endesa, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Page 3 of 4 Pages

Endesa, S.A. (“Endesa”), a corporation organized under the laws of the Kingdom of Spain, hereby amends its report on Schedule 13D, originally filed on September 17, 1997, as amended (the “Schedule 13D”), with respect to shares of common stock, no par value (“Common Stock”) of Enersis S.A., a Chilean sociedad anonima (“Enersis” or the “Issuer”).

This Amendment No. 9 to the Schedule 13D is filed by Endesa in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to reflect a decrease in Endesa’s beneficial ownership interest in Enersis resulting from Endesa’s sale of its beneficial ownership interest in the Common Stock of Enersis to Enel Energy Europe, S.R.L. (“EEE”).

Item 5.	Interest in Securities of the Issuer.

(a)           Prior to the transaction described in this Amendment No. 9 below, Endesa held a beneficial ownership interest in an aggregate of 29,762,213,531 shares of Common Stock, representing 60.62% of the Common Stock of Enersis. 9,967,630,058 shares of Common Stock, representing 20.3% of the Common Stock of Enersis, were owned directly and 19,794,583,473 shares of Common Stock, representing 40.32% of the Common Stock of Enersis, were owned indirectly through its then wholly-owned subsidiary, Endesa Latinoamérica, S.A. (“ELA”). On October 23, 2014, Endesa sold its 20.3% direct beneficial ownership interest in Enersis and its 100% beneficial ownership interest in ELA (which holds a 40.32% beneficial ownership interest in Enersis) to EEE. As a result, as of October 23, 2014, Endesa no longer holds any beneficial ownership interest in Enersis.

(b)           As a result of the transaction described above, Endesa has no voting or dispositive power with respect to any shares of Common Stock.

(c)           Except as described above, during the past 60 days, there were no transactions in the Common Stock or any securities directly or indirectly convertible into or exchangeable for the Common Stock, by Endesa.

(d)           Not applicable.

(e)           As of October 23, 2014, as a result of the transaction described above, Endesa ceased to be the beneficial owner of more than 5% of the Common Stock of Enersis.

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014	ENDESA, S.A.
	By:	/s/Rafael Fauquié Bernal
Name: Rafael Fauquié Bernal
Title: Representative